File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 848

NOK1,000,000,000 3.77 percent Notes due November 17, 2027

Filed pursuant to Rule 3 of Regulation IA

Dated: November 14, 2022

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of NOK1,000,000,000 3.77 percent Notes due November 17, 2027, Series No. 848 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the "Prospectus") and the Standard Provisions dated June 1, 2021 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated November 14, 2022 (the "Terms Agreement") and the Pricing Supplement dated November 14, 2022 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 100.00%	0.1250%	99.8750%
Total: NOK1,000,000,000.00	NOK1,250,000.00	NOK998,750,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See Item 1 "Use of Proceeds" under "General Information / Additional Information Regarding the Notes" in the attached Pricing Supplement.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 14, 2022
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

March 14, 2022

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of June 1, 2021 (the "Standard Provisions");

5) The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

<u>**PRICING SUPPLEMENT**</u>

Inter-American Development Bank

Global Debt Program

Series No: 848

NOK 1,000,000,000 3.770 percent Notes due November 17, 2027 (the "Notes")

Issue Price: 100.000 percent

Application has been made for the Notes to be admitted to the
Official List of the Financial Conduct Authority and
to trading on the London Stock Exchange plc's
UK Regulated Market

Danske Bank

The date of this Pricing Supplement is November 14, 2022.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated July 28, 2020 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom ("UK") Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129) (as amended, the "Prospectus Regulation") or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA")). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to MiFID II" below.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	848
2.	Aggregate Principal Amount:	NOK 1,000,000,000
3.	Issue Price:	NOK 1,000,000,000, which is 100.000 percent of the Aggregate Principal Amount
4.	Issue Date:	November 17, 2022
5.	Form of Notes (Condition 1(a)):	Dematerialised book-entry form in Euronext VPS, see paragraph 21 under "Terms and Conditions" in this Pricing Supplement.
6.	New Global Note:	Not applicable
7.	Authorized Denomination(s) (Condition 1(b)):	NOK 10,000
8.	Specified Currency (Condition 1(d)):	Norwegian Kroner ("**NOK**"), being the lawful currency of Norway.

9. Specified Principal Payment
    Currency
    (Conditions 1(d) and 7(h)):   NOK

10. Specified Interest Payment Currency   NOK
    (Conditions 1(d) and 7(h)):

11. Maturity Date   November 17, 2027
    (Condition 6(a); Fixed Interest Rate
    and Zero Coupon):

12. Interest Basis   Fixed Interest Rate (Condition 5(I))
    (Condition 5):

13. Interest Commencement Date   Issue Date (November 17, 2022)
    (Condition 5(III)):

14. Fixed Interest Rate (Condition 5(I)):

    (a)   Interest Rate: 3.770 percent per annum

    (b)   Fixed Rate Interest Payment   Annually in arrear on November 17 in each
          Date(s):   year, commencing on November 17, 2023, up
                                                  to and including the Maturity Date.

                                                  Each Fixed Rate Interest Payment Date is
                                                  subject to the Business Day Convention, but
                                                  with no adjustment to the amount of interest
                                                  otherwise calculated.

    (c)   Business Day Convention: Following Business Day Convention

    (d)   Fixed Rate Day Count   Actual/Actual (ICMA), unadjusted
          Fraction(s):

15. Relevant Financial Center: London, New York, Oslo

16. Relevant Business Days: London, New York, Oslo

17. Issuer's Optional Redemption   No
    (Condition 6(e)):

18. Redemption at the Option of the   No
    Noteholders (Condition 6(f)):

19. Early Redemption Amount   In the event the Notes become due and
    (including accrued interest, if   payable as provided in Condition 9 (*Default*),

	applicable) (Condition 9):	the Early Redemption Amount with respect to the minimum Authorized Denomination will be NOK 10,000 plus accrued interest, if any.
20.	Governing Law:	New York
21.	Amendments to the Conditions for Notes cleared through Euronext VPS:	In Condition 1 (*Form, Denomination, Title and Currency*), the "and/or" at the end of paragraph (a)(ii) shall be deleted; the "." at the end of paragraph (a)(iii) shall be replaced by "; and/or" and a new paragraph (a)(iv) shall be added to read as follows:

"(iv) dematerialised book-entry notes registered in Euronext VPS ("VPS Notes") in the Principal Amount of an Authorized Denomination."

In Condition 1(*Form, Denomination, Title and Currency*), the second paragraph under paragraph (a) shall be amended to read as follows:

"An issue of Notes may comprise either Registered Notes only, Fed Book entry Notes only (except as provided in Condition 2(b)), Bearer Notes only, or VPS Notes only."

In Condition 1(*Form, Denomination, Title and Currency*), paragraph (c)(iv) shall be replaced and renumbered to paragraph (c)(v) and read as follows:

"(v) IADB, the Global Agent, the Fiscal Agent, the VPS Agent, the Paying Agents, the Registrar and the Transfer Agents shall be entitled to deem and treat the registered holder of any Registered Note, or the person who is shown in the records of Euronext VPS as the holder of a VPS Note, or the Federal Reserve Bank of New York for Fed Book-entry Notes, or the bearer of any Bearer Note, Coupon or Talon, to be the absolute owner thereof for the purposes of making payments and for all other purposes, whether or not such Registered Note, VPS Note, Fed Book-entry Note, or Bearer Note, Coupon or Talon is overdue and regardless of any notice of ownership, trust or any interest therein, any writing thereon or any notice of any previous theft or loss thereof (or of the related certificate), and all payments on a Note or Coupon to such holder shall be deemed valid and effectual to discharge the liability of IADB in respect of such Note or Coupon to the extent of the sum or sums so paid."

In Condition 1 (*Form, Denomination, Title and Currency*), a new paragraph (iv) shall be added under paragraph (c) with the following wording:

"(iv) Title to the VPS Notes will be evidenced by book entries in the records of Euronext VPS. The VPS Noteholder will be the person evidenced as such by a book entry in the records of Euronext VPS, and "Noteholder" in the Conditions shall be construed accordingly. Title to the VPS Notes will pass by registration in the registers between the direct or indirect accountholders at Euronext VPS in accordance with the rules and procedures of Euronext VPS as amended from time to time."

In Condition 2 (*Transfers and Exchanges*), a new paragraph (h) shall be added with the following wording:

"(h) *VPS Notes:* VPS Notes of one Authorized Denomination may not be exchanged for Notes, whether in Euronext VPS or otherwise, of another Authorized Denomination. VPS Notes will not be exchangeable for non-VPS Notes issued by the Issuer, and *vice versa*."

In Condition 6 (*Redemption and Purchase*) paragraph (e), the second paragraph shall be amended to read as follows:

"In the case of a partial redemption of Notes other than Fed Book-entry Notes or VPS Notes, the notice to Noteholders and the relevant Agent(s) shall also contain the serial or other identifying numbers of the Notes to be redeemed, which shall have been drawn in such place as the Global Agent may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange requirements, and the Global Agent shall not be liable for any drawings so made. In the case of a partial redemption of Fed Book-entry Notes, each such Note will be redeemed in the amount of its pro rata share of the aggregate amount of such partial redemption and thereafter shall be treated as being outstanding as to its unredeemed balance. In the case of a partial redemption of VPS Notes, the VPS Notes to be redeemed will be selected in accordance with the standard procedures of Euronext VPS, as amended from time to time."

In Condition 6 (*Redemption and Purchase*) paragraph (f), the second paragraph shall be amended to read as follows:

"In the case of a Note which is not a Fed Book-entry Note or a VPS Note, to exercise such option the holder must deposit (i) such Note with the Registrar or any Transfer Agent (in the case of Registered Notes) or any Paying Agent (in the case of Bearer Notes) at their respective specified offices and (ii) a duly completed notice of redemption ("Redemption Notice") in the form obtainable from any Agent, in each case not more than the number of days nor less than the number of days specified on such Note prior to the relevant date for redemption. Unless otherwise specified on such Note, no Note (or Redemption Notice) so deposited may be withdrawn without the prior consent of IADB and the Global Agent. In the case of a Fed Book-entry Note, if the holder wishes to exercise such option, the holder must give notice thereof to IADB through the relevant Holding Institution. In the case of a VPS Note, if the holder wishes to exercise such option, the holder must give notice thereof to the VPS Agent and to IADB in accordance with the standard procedures of Euronext VPS, as amended from time to time."

In Condition 7 (*Payments*), a new paragraph (i) shall be added with the following wording:

"(i) *VPS Notes:*

(i)   Payments of Principal and Interest

Payments of principal and interest in respect of VPS Notes and notification thereof to VPS Noteholders will be made to the VPS Noteholders shown in the records of Euronext VPS and will be effected through and in accordance with and subject to the rules and regulations, as amended from time to time, governing Euronext VPS.

(ii)   Delay in Payment

Noteholders will not be entitled to any interest or other payment for any delay after the due date if any date for payment is not a day on which the VPS Agent is open for business, and the Noteholder will not be entitled to payment until the next following day on which the VPS Agent is open for business."

In Condition 7 (*Payments*) paragraph (e) *Appointment of Agents*, "and (vi)" in the first paragraph shall be replaced by "(vi) a VPS Agent with respect to VPS Notes, and (vii)".

Condition 13 (*Agents*) shall be amended as

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 848
NOK 1,000,000,000 3.770 percent Notes due November 17, 2027

7

follows:

"In acting under the Global Agency Agreement, the Fiscal Agency Agreement and the VPS Agency Agreement, the Agents act solely as agents of IADB and do not assume any fiduciary duties or obligation or relationship of agency or trust for or with any holder."

In Condition 15 (*Notices*), a new paragraph (f) shall be added with the following wording:

"(f) *Notices to Holders of VPS Notes:* Notices to the holders of VPS Notes shall be given in accordance with (i) the Euronext VPS rules and procedures in effect at the time of notice and (ii) in a manner which complies with the rules of any stock exchange or other relevant authority on which the Notes are listed or by which they have been admitted to trading at the time of notice."

In Condition 16 (*Governing Law, Jurisdiction and Service of Process*), paragraph (a) shall be amended to add the following sentence at the end of such paragraph:

"VPS Notes must comply with the Norwegian Act relating to Central Securities Depositories and Securities Settlement of 15 March 2019 no. 6, as amended from time to time, and the holders of VPS Notes will be entitled to the rights and are subject to the obligations and liabilities which arise under this Act and any related regulations and legislation."

Other Relevant Terms

1. Listing (if yes, specify Stock Exchange):   Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's UK Regulated Market with effect from the Issue Date.

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: Verdipapirsentralen ASA, Fred. Olsens gate 1, P.O. Box 1174 Sentrum, NO-0051 Oslo, Norway, Business Registration Number: 985 140 421 (**"Euronext VPS"**)

3. Syndicated: No

4. Commissions and Concessions: 0.125 percent of the Aggregate Principal Amount.

5. Estimated Total Expenses   The Dealer has agreed to pay for all material expenses related to the issuance of the Notes, except the Issuer will pay for the London Stock Exchange listing fees, if applicable.

6. Codes:

    (a) ISIN: NO0012747858

7. Identity of Dealer(s)/Manager(s):   Danske Bank A/S

8. Special conditions for Notes cleared through Euronext VPS:

Danske Bank A/S (the "**VPS Agent**") will act as agent of the Issuer in respect of all dealings with Euronext VPS in respect of VPS Notes. As the VPS Notes are in dematerialised form, any references in the Conditions to Coupons and Talons shall not apply and such Notes will not be issued in global or definitive form. The Conditions shall be construed accordingly.

The VPS Noteholder will for all purposes be the person evidenced as such by a book entry in the book-entry system and register maintained by Euronext VPS, and "Noteholder" in the Conditions shall be construed accordingly.

References to the Notes being cancelled shall be deemed to mean that they shall be deleted from the records of Euronext VPS.

The Issuer shall be entitled to vary or terminate the appointment of the VPS Agent (or any successor) provided that there will at all times be a VPS Agent authorised to act as an account operating institution with Euronext VPS.

Any notice or demands to be given by a Noteholder in respect of the VPS Notes shall be in writing and delivered to (i) the VPS Agent in such a manner as the VPS Agent may approve and (ii) the Issuer.

The VPS Agent will act solely as agent of the Issuer and assumes no obligation or relationship of agency or trust to or with the VPS Noteholders.

For the purposes of a meeting of VPS Noteholders, the person named in a certificate from Euronext VPS shall be treated as the VPS Noteholder specified in such certificate provided that that person has given an undertaking not to transfer the Notes so specified (prior to the close of the meeting)

and the Issuer and the VPS Agent shall be entitled to assume that any such undertaking is validly given, shall not enquire as to its validity and enforceability, shall not be obliged to enforce
any such undertaking and shall be entitled to rely on the same.

9. Intended to be held in a manner which would allow Eurosystem eligibility:

Not Applicable

10. Selling Restrictions

(a) United States:

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:

The Dealer represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

(c) Norway:

Under the provisions of Article 1(2) (b) of Regulation (EU) 2017/1129 (Prospectus Regulation), as amended, transposed into Norwegian law through the Norwegian Securities Trading Act 2007, as amended, the Notes are exempt from the Prospectus Regulation.

(d) Singapore:	In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
(e) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

11.   Meetings of the VPS Noteholders
and Modification

(a)   Decisions by VPS Noteholders

(i)   Powers of VPS Noteholders' Meeting and Written Procedure:

(A)   A meeting of the VPS Noteholders held in accordance with the provisions of paragraph 11 under "Other Relevant Terms" of this Pricing Supplement (a "**VPS Noteholders' Meeting**") or a written procedure pursuant to paragraph 11(c) under "Other Relevant Terms" of this Pricing Supplement below (a "**Written Procedure**") shall, subject to the Conditions, have power, on behalf of the VPS Noteholders, to:

(I)   sanction any compromise or arrangement proposed to be made between the Issuer and the VPS Noteholders or any of them;

(II)   sanction any abrogation, modification, compromise or arrangement in respect of the rights of the VPS Noteholders against the Issuer or against any of its property whether such rights shall arise under the VPS Notes or otherwise;

(III)   assent to any modification of the provisions contained in the Conditions or the VPS Notes which shall be proposed by the Issuer;

(IV)   give any authority or sanction which under the provisions of the VPS Notes requires a resolution from the VPS Noteholders;

(V)   appoint any persons (whether VPS Noteholders or not) as a committee or committees to represent the interests of the VPS Noteholders and to confer upon any committee or committees any powers or discretions which the VPS Noteholders could themselves exercise pursuant to this paragraph 11 under "Other Relevant Terms" of this Pricing Supplement;

(VI)   authorize anyone to concur in and do anything necessary to carry out and give effect to a resolution taken at a VPS Noteholders' Meeting or a Written Procedure;

(VII)   appoint and elect a representative on behalf of the VPS Noteholders;

(VIII) sanction any scheme or proposal for the exchange or sale of the VPS Notes for, or the conversion of the VPS Notes into, or the cancellation of the VPS Notes in consideration of, shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities as stated above and partly for or into or in consideration of cash; and

(IX)   approve the substitution of any entity in place of the Issuer (or any previous substitute) as the principal debtor in respect of the VPS Notes.

Nothing in this paragraph 11 shall be deemed to empower the VPS Noteholders to bind the Issuer with respect to the VPS Notes or any other matter.

(B)   Decisions to be taken by the VPS Noteholders may be dealt with, at the option of the Issuer, at a VPS Noteholders' Meeting or by way of a Written Procedure.

(C)   A VPS Noteholders' Meeting will be held in accordance with the procedure set out below in paragraph 11(b) under "Other Relevant Terms" of this Pricing Supplement.

(D)   A Written Procedure will be held in accordance with the procedure set out below in paragraph 11(c) under "Other Relevant Terms" of this Pricing Supplement.

(ii)   Voting rights:

(A)   Each VPS Noteholder holds one vote for each Voting VPS Note. The Issuer has no voting rights in respect of VPS Notes held by, or on behalf of, the Issuer or any of its subsidiaries.

(B)   Only a person who is, or who has been provided with a power of attorney from a person who is, able to document its holdings of VPS Notes by:

(I)   presenting a custody account statement from Euronext VPS or an authorised institution that is not more than three Business Days old (where the three Business Days shall be counted from the date of the submission of the vote or power of attorney authorising a person to vote); or

(II)   providing other proof of holding which, in the case of a VPS Noteholders' Meeting, is satisfactory to the chairman of the VPS Noteholders' Meeting or, in the case of a Written Procedure, is satisfactory to the Issuer,

may exercise voting rights as a VPS Noteholder at such VPS Noteholders' Meeting or in such Written Procedure, as applicable.

For the purposes of paragraph 11(a)(ii) under "Other Relevant Terms" of this Pricing Supplement, a beneficial owner of a VPS Note that has a VPS Note registered in the name of a nominee will be deemed to be the owner of the VPS Note rather than the nominee. No vote may be exercised at a VPS Noteholders' Meeting or in a Written Procedure by any nominee if the beneficial owner of the VPS Note has presented relevant evidence to the chairman of the VPS Noteholders' Meeting (in case of a VPS Noteholders' Meeting) or the Issuer (in case of a Written Procedure), to the satisfaction of the chairman of the VPS Noteholders' Meeting or the Issuer, as applicable, stating that it is the beneficial owner of the VPS Notes voted for. If such owner of the VPS Notes has voted directly for any of its nominee-registered VPS Notes, the votes of the owner of the VPS Notes shall take precedence over votes submitted by the nominee for the same VPS Notes.

(iii)   Percentage of VPS Noteholders required to consent:

For the purpose of paragraph 11 under "Other Relevant Terms" of this Pricing Supplement, "Voting VPS Notes" means the aggregate nominal amount of the total number of VPS Notes not redeemed or otherwise deregistered in Euronext VPS, less the VPS Notes owned by the Issuer, any party who has decisive influence over the Issuer or any party over whom the Issuer has decisive influence.

(A)   The following matters shall require the consent of VPS Noteholders representing at least 75 percent of the aggregate nominal amount of the Voting VPS Notes for the time being outstanding for which VPS Noteholders are voting at a VPS Noteholders' Meeting or for which VPS Noteholders reply in a Written Procedure in accordance with the instructions given pursuant to paragraph 11(c)(i) under "Other Relevant Terms" of this Pricing Supplement:

(I)   modification of the Maturity Date of the VPS Notes or reduction or cancellation of the nominal amount payable upon maturity; or

(II)   reduction or cancellation of the amount payable or modification of the payment date in respect of any interest in respect of the VPS Notes or variation of the method of calculating the rate of interest in respect of the VPS Notes; or

(III)   modification of the currency in which payments under the VPS Notes are to be made; or

(IV)   a change to the terms dealing with the requirements for VPS Noteholders' consent set out in paragraph 11 under "Other Relevant Terms" of this Pricing Supplement; or

(V)   the sanctioning of any scheme or proposal described in paragraph 11(a)(i)(A)(VIII) under "Other Relevant Terms" of this Pricing Supplement; or

(VI)   alteration of paragraph 11(a)(iii)(A) or paragraph 11(a)(iv)(A) under "Other Relevant Terms" of this Pricing Supplement.

(B)   Any matter not covered by paragraph 11(a)(iii)(A) under "Other Relevant Terms" of this Pricing Supplement above shall require the consent of VPS Noteholders representing more than 50 percent of the aggregate nominal amount of the Voting VPS Notes for the time being outstanding for which VPS Noteholders are voting at a VPS Noteholders' Meeting or for which VPS Noteholders reply in a Written Procedure.

(C)   For the purpose of paragraph 11 under "Other Relevant Terms" of this Pricing Supplement, "outstanding", means all the VPS Notes to the extent not redeemed or otherwise discharged.

(iv)   Quorum:

(A)   A quorum at a VPS Noteholders' Meeting or in respect of a Written Procedure only exists if one or more VPS Noteholders representing at least two-thirds in aggregate nominal amount of the Voting VPS Notes for the time being outstanding in case of a matter pursuant to paragraph 11(a)(iii)(A) under "Other Relevant Terms" of this Pricing Supplement, and otherwise if 50 percent of the aggregate nominal amount of the Voting VPS Notes for the time being outstanding:

(I)   if at a VPS Noteholders' Meeting, attend the meeting in person or by telephone conference (or appear through duly authorised representatives); or

(II)   if in respect of a Written Procedure, reply to the request.

(B)   VPS Notes held by the Issuer or any of its subsidiaries shall not be taken into account when determining whether the required quorum has been met according to paragraph 11(a)(iv) or paragraph 11(d)(ii) under "Other Relevant Terms" of this Pricing Supplement.

(C)   No resolution may be passed if it is clear that that resolution is likely to give certain VPS Noteholders or others an undue advantage over other VPS Noteholders.

(v)   Any decision which extends or increases the obligations of the Issuer or the VPS Agent or limits, reduces or extinguishes the rights or benefits of the Issuer or the VPS Agent under the Conditions shall be subject to the consent of the Issuer or the VPS Agent, as applicable.

(vi)   Decisions binding on all VPS Noteholders and information to VPS Noteholders:

(A)   A matter decided at a duly convened and held VPS Noteholders' Meeting or by way of Written Procedure is binding on all VPS Noteholders, irrespective of them being present or represented at the Noteholders' Meeting or responding in the Written Procedure. The VPS Noteholders that have not adopted or voted for a decision shall not be liable for any damages that this may cause other VPS Noteholders.

(B)   Information about decisions taken at a VPS Noteholders' Meeting or by way of a Written Procedure shall promptly be notified to the VPS Noteholders, provided that a failure to do so shall not invalidate any decision made or voting result achieved. The minutes from the relevant VPS

Noteholders' Meeting or Written Procedure shall at the request of a VPS Noteholder be sent to it by the Issuer.

(vii)   Minutes shall be made of all resolutions and proceedings at every VPS Noteholders' Meeting or Written Procedure and, if purporting to be signed by the chairman of that meeting or of the next succeeding meeting, shall be conclusive evidence of the matters in them. Until the contrary is proved, every meeting for which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

(b)   VPS Noteholders' Meeting

(i)   Attendance at a VPS Noteholders' Meeting:

(A)   At the VPS Noteholders' Meeting, each VPS Noteholder must document its holdings of VPS Notes by presenting a custody account statement from Euronext VPS or an authorised account institution evidencing that such VPS Noteholder was registered as a VPS Noteholder on the Business Day specified in the notice to convene a VPS Noteholders' Meeting pursuant to term 11(b)(iii) under "Other Relevant Terms" of this Pricing Supplement or by providing other proof satisfactory to the chairman of the VPS Noteholders' Meeting. The following may attend and speak at a VPS Noteholders' Meeting:

(I)   VPS Noteholders and proxies;

(II)   any beneficial owners of the VPS Notes having presented relevant evidence satisfactory to the chairman of the VPS Noteholders' Meeting;

(III)   any representative of the VPS Noteholders;

(IV)   the chairman; and

(V)   the Issuer and the VPS Agent (through their respective representatives) and their respective financial and legal advisers.

No one else may attend or speak.

(ii)   The chairman of the VPS Noteholders' Meeting shall be such person as the Issuer may nominate or, if no nomination is made, the person elected by the VPS Noteholders present at such meeting.

(iii)   Convening a VPS Noteholders' Meeting:

(A)　　The Issuer may at any time, and shall, if so requested by one or more VPS Noteholders representing at least 10 percent of the aggregate nominal amount of the Voting VPS Notes for the time being outstanding convene a VPS Noteholders' Meeting or initiate a Written Procedure. The Issuer may refrain from convening a VPS Noteholders' Meeting or instigating a Written Procedure if (i) the suggested decision must be approved by any person in addition to the VPS Noteholders and such person has informed the Issuer that an approval will not be given, or (ii) the suggested decision is not in accordance with applicable laws.

(B)　　The Issuer shall call the VPS Noteholders by notice containing the subject of such meeting to each VPS Noteholders' Meeting no later than 14 days after having received a request to convene such VPS Noteholders' Meeting from the VPS Noteholders. If the Issuer does not call the VPS Noteholders' Meeting within the deadline, the VPS Noteholders shall be entitled to call the VPS Noteholders' Meeting. The notice to convene a VPS Noteholders' Meeting shall be sent to each such person who is registered as a VPS Noteholder on the date on which the notice is sent.

(iv)　　The notice given pursuant to paragraph 11(b)(iii) above under "Other Relevant Terms" of this Pricing Supplement shall include the following:

(A)　　time for the VPS Noteholders' Meeting, which must be at least 21 days, but not more than 30 days after the notice to the VPS Noteholders;

(B)　　location of the VPS Noteholders' Meeting;

(C)　　a specification of the Business Day(s) on which a person must be registered as a VPS Noteholder in order to be entitled to exercise voting rights;

(D)　　agenda for the meeting (including each request for a decision by the VPS Noteholders); and

(E)　　a form of power of attorney.

Only matters that have been included in the notice may be resolved upon at the VPS Noteholders' Meeting.

Should prior notification by the VPS Noteholders be required in order to attend the VPS Noteholders' Meeting, such requirement shall be included in the notice.

(c)　Written Procedure

(i)　　Instigating a Written Procedure:

(A)   The Issuer may instigate a Written Procedure at any time by sending a communication to each such person who is registered as a VPS Noteholder on the date on which the communication is sent.

(B)   A communication made pursuant to paragraph 11(c)(i)(A) under "Other Relevant Terms" of this Pricing Supplement shall include the following:

(I)   each request for a decision by the VPS Noteholders;

(II)   a description of the reasons for each request;

(III)   a specification of the Business Day(s) on which a person must be registered as a VPS Noteholder in order to be entitled to exercise voting rights;

(IV)   instructions and directions on replying to the request (including a form for such reply containing an option to vote yes or no for each request) as well as a form of power of attorney; and

(V)   the stipulated time period within which the VPS Noteholder must reply to the request (such time period to last at least 8 Business Days from the date of the communication referenced in paragraph 11(c)(i)(A) under "Other Relevant Terms" of this Pricing Supplement).

If the voting shall be made electronically, instructions for such voting shall be included in the communication.

(ii)   When the requisite majority of consents of the principal amount of the VPS Notes outstanding pursuant to paragraph 11(b)(iii) above under "Other Relevant Terms" of this Pricing Supplement have been received in a Written Procedure, the relevant decision shall be deemed to be adopted pursuant to paragraph 11(b)(iii) under "Other Relevant Terms" of this Pricing Supplement even if the time period for replies in the Written Procedure has not yet expired.

(d)   Repeated VPS Noteholders' Meeting or Written Procedure

(i)   Convening a repeated VPS Noteholders' Meeting or Written Procedure:

(A)   Even if the necessary quorum set out in paragraph 11(a)(iv) under "Other Relevant Terms" of this Pricing Supplement is not achieved, the VPS Noteholders' Meeting or Written Procedure, as applicable, shall be held and voting completed for the purpose of recording the voting results in the minutes of the VPS Noteholders' Meeting or Written Procedure, as applicable. The Issuer or the person who convened the initial VPS Noteholders' Meeting or Written Procedure, as applicable, may, within 10 Business Days of that VPS Noteholders' Meeting or Written Procedure, as applicable, convene a repeated VPS Noteholders' Meeting or Written Procedure, with the same agenda as the first VPS Noteholders' Meeting or Written Procedure, as applicable.

(B)   The provisions and procedures regarding a VPS Noteholders' Meeting and a Written Procedure, as set out in paragraph 11 under "Other Relevant Terms" of this Pricing Supplement shall apply *mutatis mutandis* to a repeated VPS Noteholders' Meeting or Written Procedure, with the exception of the quorum requirements set out in paragraph 11(a)(iv) under "Other Relevant Terms" of this Pricing Supplement. A notice to convene for a repeated VPS Noteholders' Meeting or Written Procedure, as applicable, shall also contain the voting results obtained in the initial VPS Noteholders' Meeting or Written Procedure, as applicable.

(C)   A repeated VPS Noteholders' Meeting or Written Procedure, as applicable, may only be convened once for each initial VPS Noteholders' Meeting or Written Procedure, as applicable. A repeated VPS Noteholders' Meeting or Written Procedure, as applicable, may be convened pursuant to the procedures of a Written Procedure in accordance with paragraph 11(c) under "Other Relevant Terms" of this Pricing Supplement, even if the initial meeting was held pursuant to the procedures of a VPS Noteholders' Meeting in accordance with paragraph 11(b) under "Other Relevant Terms" of this Pricing Supplement and *vice versa*.

(ii)   The quorum at any such repeated VPS Noteholder's Meeting or Written Procedure, as applicable, is one or more persons being or representing VPS Noteholders whatever the principal amount of the VPS Notes so held or represented, unless the business of such meeting includes consideration of a matter pursuant to paragraph 11(a)(iii)(A) under "Other Relevant Terms" of this Pricing Supplement, in which case the quorum shall be one or more persons being or representing VPS Noteholders in principal amount of not less than one-third in aggregate nominal amount of the Voting VPS Notes for the time being outstanding for which VPS Noteholders are voting at a VPS Noteholders' Meeting or for which VPS Noteholders reply in a Written Procedure in accordance with the instructions given pursuant to paragraph 11(c) under "Other Relevant Terms" of this Pricing Supplement.

(e)   Representative

Other than to the extent referred to in paragraph 11(a)(i)(A)(VII) under "Other Relevant Terms" of this Pricing Supplement, no trustee, agent or representative of the VPS Noteholders will be appointed.

(f)   Modification of VPS Notes

The Issuer may make, without the consent of the VPS Noteholders:

(i)   any modification to the VPS Notes and/or the Conditions to correct a manifest error; or

(ii)   any modification to the VPS Notes and/or the Conditions which, in the sole opinion of the Issuer, is not prejudicial to the interests of the VPS Noteholders.

Subject as provided in the Conditions, no other modification may be made to the VPS Notes or the Conditions except with the sanction of a VPS Noteholders' Meeting in accordance with the procedure set out in paragraph 11(b) under "Other Relevant Terms" of this Pricing Supplement or a Written Procedure in accordance with the procedure set out in paragraph 11(c) under "Other Relevant Terms" of this Pricing Supplement.

Any such modification shall be binding on the VPS Noteholders and any such modification shall be notified to the VPS Noteholders in accordance with Condition 15 as modified by paragraph 21 under "Terms and Conditions" of this Pricing Supplement as soon as practicable thereafter.

Recent Developments

On September 26, 2022, the Board of Governors of the Inter-American Development Bank (IDB) resolved that Mr. Mauricio Claver-Carone would cease to hold the office of President of the Bank, effective on that day. In accordance with the Bank's Charter, the Executive Vice President, Reina Irene Mejía Chacón, is serving as President a.i. until a new President is elected. The election will be conducted as per the Bank's Charter and the Regulations for the Election of the President of the Bank and will take place during a Special Meeting for the Election to be held in sessions taking place on two days: November 13, 2022 and November 20, 2022. The first voting session shall take place on November 20, 2022. Governors will be able to nominate candidates until November 11, 2022.

Additional Information Regarding the Notes

1. Use of Proceeds

An amount equal to the net proceeds of the issue of IDB EYE Bonds (which proceeds may be converted into other currencies) shall be recorded by the Bank in a separate sub-account supporting Eligible Projects. These proceeds will be invested in accordance with the Bank's conservative liquidity investment guidelines until used to support the Bank's financing of Eligible Projects. So long as EYE Bonds are outstanding and the account has a positive balance, the Bank shall direct an amount equal to such net proceeds to its lending projects within the fields of Education, Youth, and Employment, subject to and in accordance with the Bank's policies. As disbursements are made for Eligible Projects, corresponding amounts from the account are allocated to the lending pool on a semi-annual basis.

"Eligible Projects" means all projects funded, in whole or in part, by the Bank that promote early childhood care and education, through formal primary and secondary education, or facilitate labor market placement by improving the transition from school to work through vocational training. Eligible Projects may include projects in Latin America and the Caribbean that target (a) early childhood development, effective teaching and learning among children and youth ("Education Projects"), (b) early childhood care and youth-at-risk programs ("Youth Projects") or (c) labor intermediation systems, job opportunities and workforce skills ("Employment Projects").

Examples of Education Projects include, without limitation:

- Early childhood development programs
- Primary education programs, which includes teacher training, bilingual education, literacy, math and science education and school infrastructure
- Secondary education programs, which includes programs directed to improving retention and graduation, developing teaching and learning methods and providing assistance to disadvantaged children
- Compensatory education programs
- Teacher education and effectiveness programs
- E-education programs

Examples of Youth Projects include, without limitation:

- Support for parents and caregivers to improve quality of child care
- Youth-At-Risk programs which support interventions, policy design, and/or impact evaluations to benefit at-risk youth

Examples of Employment Projects include, without limitation:

- School-to-Work transition programs
- Vocational and technical education programs
- Human resources and workforce development programs
- Labor intermediation systems
- Vocational and Workforce training programs, directed at improving social and labor acclimation for youth, unemployed adults and active workers

The above examples of Education Projects, Youth Projects and Employment Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by the Bank during the term of the Notes.

2. Matters relating to MiFID II

The Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

MiFID II product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the EU manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate, including investment advice, portfolio management, non-advised sales and pure execution services, subject to the distributor's suitability and appropriateness obligations under MiFID II, as applicable. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the EU manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU manufacturer's target market assessment) and determining appropriate distribution channels, subject to the distributor's suitability and appropriateness obligations under MiFID II, as applicable.

For the purposes of this provision, the expression "EU manufacturer" means the Dealer and the expression "MiFID II" means Directive 2014/65/EU, as amended.

INTER-AMERICAN DEVELOPMENT BANK



By: _____
Name: Gustavo Alberto De Rosa
Title: Vice President for Finance and Administration &
            Chief Financial Officer and
            General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 848 UNDER
THE PROGRAM

November 14, 2022

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's NOK 1,000,000,000 3.770 percent Notes due November 17, 2027 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement") at 10.00 a.m. Oslo time on November 17, 2022 (the "Settlement Date") at an aggregate purchase price of NOK 998,750,000, calculated as set forth below on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein and the term "Time of Sale" refers to November 2, 2022, 09:36 a.m. CEST time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof" and Section 2(e) revised to read "The VPS Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions (other than the documents referred to in Section 6(b)(ii) and (iii) of the Standard Provisions, the receipt of which is hereby waived by the undersigned).

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

Notwithstanding the references to the Global Agency Agreement and the Fed Fiscal Agency Agreement on the first page of the Standard Provisions, the Notes will be issued in accordance with the VPS Agency Agreement dated February 28, 2022 (the "VPS Agency Agreement") between the Inter-American Development Bank and Danske Bank A/S (the "VPS Agent"). As the Notes will be issued in accordance with the VPS Agency Agreement, any references in the Standard Provisions to the Global Agency Agreement or the Fed Fiscal Agency Agreement shall not apply. The Notes will be registered in

dematerialized book-entry form in the Norwegian Central Securities Depositary, *Verdipapirsentralen ASA* (trading as Euronext Securities Oslo), and will not be issued in global or definitive form. The Standard Provisions shall be construed accordingly.

Section 5(a)(ii) of the Standard Provisions is hereby replaced for this particular issuance of Notes with "the VPS Agency Agreement, and".

Section 6(d) of the Standard Provisions is hereby replaced for this particular issuance of Notes with the following: "The VPS Agency Agreement shall be continuing in full force and effect".

Sections 6(b)(ii), 6(b)(iii), 6(c), 6(f) and 6(g) of the Standard Provisions shall be disregarded for this particular issuance of Notes.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 100.000 percent of the aggregate principal amount (NOK 1,000,000,000) less a management and underwriting fee of 0.125 percent of the principal amount (NOK 1,250,000).

2. Payment for and delivery of the Notes shall be made on the Settlement Date. The Notes shall be delivered in dematerialized book-entry form to the following account at the Norwegian Central Securities Depository, *Verdipapirsentralen ASA* (trading as Euronext Securities Oslo): 09760 4900007; and payment for the Notes shall be effected by the Dealer named below by transfer of the purchase price in immediately available funds to the Bank's account: Correspondent Bank: JPMORGAN CHASE BANK, N.A. – LONDON, SWIFT Code: CHASGB2LXXX, Account Number: GB46CHAS60924241001804, Further Details Required: INTERMEDIARY: NORDEA BANK ABP, OSLO, SWIFT: NDEANOKKXXX, A/C: 60010232042, FAVOR: IADB ORC/B.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested.

   - a copy of the Prospectus and the VPS Agency Agreement, duly executed by the parties thereto;

   - a copy of each of the most recently delivered documents referred to in Sections 6(a)(i), (ii) and (iii), of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6. For purposes hereof, the notice details of the undersigned are as follows:

    FOR THE BANK:

    > Inter-American Development Bank
    > 1300 New York Avenue, N.W.
    > Washington, D.C. 20577
    > Attention: Finance Department
    > Cash Management and Settlements Group
    > Telephone: (202) 623-3131
    > SWIFT: IADB US3W
    > Email: FIN_CMO@IADB.ORG

    FOR THE DEALER

    > Danske Bank A/S
    > Holmens Kanal 2-12
    > DK-1092 Copenhagen K
    > Denmark
    > Attention: 3775 Debt Capital Markets
    > Telephone: +45 45 14 32 70
    > SWIFT: DABADKKK
    > Email: jn@danskebank.dk

7. The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

    Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "MiFID Product Governance Rules") regarding the mutual responsibilities of manufacturers under the MiFID Product Governance Rules, the Dealer acknowledges that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

    For the purposes of this provision, the expression "MiFID II" means Directive 2014/65/EU, as amended.

    For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the

Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.

8.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)   Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii)   Acknowledges that: under the provisions of Article 1(2) (b) of Regulation (EU) 2017/1129 (Prospectus Regulation), as amended, transposed into Norwegian law through the Norwegian Securities Trading Act 2007, as amended, the Notes are exempt from the Prospectus Regulation.

(iv)   Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

By ______________________________
Kasper Resen Steenstrup
Senior Legal Counsel
Name:
Title:

DANSKE BANK A/S



By ______________________________
Name: Mogens Kruse
Title: Senior Legal Counsel



CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________________

Name: Gustavo Alberto De Rosa
Title: Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department